S O N F I E L D & S O N F I E L D
A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1913 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com

December 4, 2006

Mr. David H. Roberts
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  PaperFree Medical Systems, Inc.
Registration Statement on Form SB-2/ Amendment 4
Registration No. 333-138172
Filed on November 4, 2006

Dear Mr. Roberts:

Thank you for your timely review of the above registration statement.

We have enclosed three copies of Amendment No. 4 to the Registration Statement marked to show changes from the original filing in order to expedite your review.

Item 26. Recent Sales of Unregistered Securities

1.
We have updated the disclosure in item 26 to show all share issuances during the past three years and have included the class of persons who were issued the shares and the consideration received for such shares.

For the year ended February 29, 2004
-	37,000 common shares to two individuals for the acquisition of the MD PaperFree software

For the year ended February 28, 2005
-
39,901,178 common shares to 238 shareholders comprised of 13 corporations, 5 partnerships and 220 individuals. The SEC has been privately provided with a listing of the 238 shareholders as part of a confidential response to the January 30, 2006 letter to the Company.

-	512,500 common shares to five consultants
-	5,445,000 common shares to five consultants
-	362,240 common shares to 43 shareholders not resident in the United States
-	1,000,000 common shares to five shareholders

For the year ended February 28, 2006
-	2,400,0000 common shares to two individuals for the acquisition of KMS
-	682,416 common shares to 40 shareholders not resident in the United States
-	8,547,227 common shares to three consultants
-	8,000,000 common shares to five litigants in settlement of a law suit

For the eight months ended October 31, 2006
-	175,000 common shares to one individual for the acquisition of DBC Corp
-	1,647,727 common shares to an LLC for consulting services
-	200,000 to one individual for consulting services

Exhibits

2. Amendment 3 to the filing was revised to include the legal opinion of Sonfield & Sonfield and all other remaining exhibits
o	Exhibit 3.3 - Amendment to Articles of Incorporation of the Registrant
o	Exhibit 5.1 - Legal Opinion of Sonfield and Sonfield
o	Exhibit 10.2 - Employment Agreement with Stephen Hawksworth
o	Exhibit 10.3 - Employment Agreement with Craig Barrow
o	Exhibit 10.4 - Services Contract with St. Vincent Madison County Health System
o	Exhibit 21.1 - List of Subsidiaries of the Company
o	Exhibit 23.1 - Consent of Malone & Bailey, PC

In addition we revised the references to the financing documents.

Enclosed herewith is a letter from the Company requesting acceleration of the effective date.

Yours very truly,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

RLSjr/kep